Exhibit 99.3

add6Security Class COMMON SHARESHolder Account Number C1234567890 XXXFoldForm of Proxy - Annual Meeting to be held on August 12, 2020

Virtually Attend the Meeting

• Go to the following web site: www.investorvote.com• Smartphone? Scan the QR code to vote now.• Call the number listed BELOW from a touch tone telephone.• You can attend the meeting virtually by visiting the URL provided on the back of this proxy.1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.123456789012345CONTROL NUMBERCPUQC01.E.INT/000001/i123401MQYC

Appointment of Proxyholder

I/We being holder(s) of Neptune Wellness Solutions Inc., hereby appoint: Mr. John Moretz, or failing him Mr. Michael Cammarata

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

Note: If completing the appointment box above YOU MUST go to http://www.computershare.com/Neptune and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the appointee with a user name to attend the online meeting. Failing to register the person you are appointing as your proxyholder will result in such person not being be able to attend and vote at the online meeting.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of Neptune Wellness Solutions Inc. (the "Corporation") to be held online at https://webcast.fmav.ca/nept-agm2020/ on August 12, 2020 at 10:30 a.m. (eastern time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Mr. John M. Moretz	☐	☐	02. Mr. Michael Cammarata	☐	☐	03. Mr. Richard P. Schottenfeld	☐	☐
04. Dr. Ronald Denis	☐	☐	05. Mr. Joseph Buaron	☐	☐	06. Mr. Michael de Geus	☐	☐
07. Ms. Jane Pemberton	☐	☐	08. Mr. Frank Rochon	☐	☐			

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2. Appointment of Auditor

	For	Withhold
Vote FOR or WITHHOLD from voting for the appointment of Ernst & Young LLP as auditor of the Corporation for the ensuing year and authorizing the Directors to fix its remuneration.	☐	☐

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Authorized Signature(s) – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

MM / DD / YY

Interim Financial Reports – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Information Circular – Mark this box if you would like to receive the Information Circular by mail for the next securityholders' meeting. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

NEPQ 300320 AR1

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